Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

04010240

F/DI: 200 | 25-2-2004

SUPPL

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our Financial Year 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 3/3

Enclosure
- Press Release of FY 2003 results (IFRS)

PPC continues its strong financial performance throughout 2003:

- Revenues increased by 13.7% to Euro 3,891 million
- Pre-tax profits increased by 36.2% to Euro 474 million (after extraordinary expenses of Euro 46.4 million)

Note: Based on Unaudited Financial Statements under International Financial Reporting Standards (IFRS)

2003 Highlights

- Total revenues increased by 13.7% to Euro 3,891 million, mainly driven by an approximate 6.0% consumption growth and a 2.5% tariff increase effective as of 1 September 2003 (the introduction of the Renewable Levy, 0.8%, affected positively the operating costs). Transmission Grid revenues amounted to Euro 239 million
- Total operating expenses, excluding depreciation, increased by 14.6% to Euro 2,743 million. The increase is limited to 7.6% if transmission system usage fees are excluded (see note below).

  - Total payroll expenses increased by 6.9% to Euro 1.079 million. Payroll costs are inclusive of a Euro 28.5 million bonus to employees as approved by the AGM in June 2003. Excluding this bonus, and taking into account the capitalized payroll cost, total payroll costs increased by 4.1%. This increase is a combination of the headcount reduction and the collective bargaining agreement and seniority adjustments
  - Fuel costs increased by 3.2% to Euro 752 million
  - Energy purchases increased by 5.4% to Euro 157 million.
  - Other operating expenses, before Transmission Grid Fees, increased by 17.2%, reflecting, inter alia, increased maintenance and materials consumption related to the Olympic Games projects and to development costs in new lignite mines. Transmission Grid Fees amounted to Euro 243 million (said fees were charged effective October 2002).

- Operating expenses are inclusive of extraordinary items of bonus to employees (as explained above), provision for taxes related to the years 1992-1997 and compensation paid as a result of an adverse legal action, totaling Euro 46.4 million.
- EBITDA increased by 11.8% to Euro 1.149 million, driven by revenue growth. EBITDA margin amounts to 29.5% compared to 30% in 2002. Excluding the extraordinary items discussed above, EBITDA margin would have increased to 30.7%
- EBIT increased by 17.8% to Euro 595 million with an EBIT margin of 15.3% compared to 14.8% in 2002.
- Total financial expenses were reduced to Euro 121 million, a 22.9% decrease compared to 2002, mainly as a result of lower net financial expenses of Euro 135 million compared to Euro 215 million in 2002. This 37.2% decrease resulted from lower borrowing levels and lower interest rates
- The share of loss in associated companies of Euro 27 million reflects the loss made in our telecommunications joint venture with Wind, Tellas, which has been in operation since February 2003.
- Pre-tax profits grew by 36.2% to Euro 474 million reflecting mainly the significant EBITDA / EBIT increase and the reduction of total financial expenses
- Net income amounted to Euro 299 million, with earnings per share of Euro 1.3 compared to Euro 1.01 in 2002.

- Net debt decreased to Euro 3,895 million (a reduction of Euro 295 million compared to 31 December 2002) reflecting PPC's positive free cash flow and its continuing efforts to reduce current debt levels

- Capital expenditure for 2003 amounted to Euro 718 million. Main projects include the completion of the Florina lignite power generation plant, Crete power units, increased capacity and reliability of the transmission and distribution networks, as well as the expansion of mines
- The 2002 IFRS Financial Statements included in this press release as a comparison to 2003 IFRS Financial Statements are adjusted for the extra depreciation (Euro 245 million) resulting from the revaluation of PPC's fixed assets
- Current headcount decreased to 28,100 employees (compared to 28,698 employees at the end of 2002) as a result of natural attrition and selective hiring policies

Summary Financials (Unaudited IFRS, Euro million)

Summary Profit and Loss	**2003**	**2002***	**2003 vs 2002 (%)**
Total Revenues	3,891	3,421	13.7%
Total Operating Expenses (excl. depreciation)	2,743	2,393	14.6%
- Total Payroll Expenses	1,079	1,009	6.9%
- Total Fuel Expenses	752	729	3.2%
- Energy Purchases	157	149	5.4%
- Transmission system usage**	243	69	252%
- Other Operating Expenses	512	437	17.2%
EBITDA	1,149	1,028	11.8%
EBITDA margin (%)	29.5%	30%	
Depreciation and Amortisation	554	523	5.9%
Profit from Operations (EBIT)	595	505	17.8%
EBIT margin (%)	15.3%	14,8%	
Total Financial Expenses	121	157	-22.9%
- Net Financial Expenses	135	215	-37.2%
- Foreign Currency Gains/ (Losses)	35	43	-18.6%
- Other Income	6	15	-60%
Share of loss in associated companies	27	-	
Pre-tax Profits	474	348	36.2%
Net Income	299	235	27.2%
EPS (in Euro)	1,3	1,01	28.7%

Summary Balance Sheet and Capex	**2003**	**2002**	**2003 vs 2002 (Δ)**
Net Debt	3,895	4,190	-7%
Total Equity	3,478	3,287	5.8%
Capital Expenditure	718	637	12.7%

*** Adjusted for comparison and discussion purposes only**

**** Fees paid to the Hellenic Transmission System Operator. Said fees started being charged as of October 2002**

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
" PPC's strong operating and financial performance and strong cash flow generation continued in 2003. This resulted to further debt reduction and enables us to propose an increased dividend payment. We remain focused on enhancing shareholder value by capitalizing on growth and improved operating perfomance."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 210 522 5346.

ATHENS, 25 FEBRUARY 2004

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 200 | 25-2-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW,
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our Financial Year 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Press Release of FY 2003 results (IFRS)

PPC continues its strong financial performance throughout 2003:

- Revenues increased by 13.7% to Euro 3,891 million
- Pre-tax profits increased by 36.2% to Euro 474 million (after extraordinary expenses of Euro 46.4 million)

Note: Based on Unaudited Financial Statements under International Financial Reporting Standards (IFRS)

2003 Highlights

- Total revenues increased by 13.7% to Euro 3,891 million, mainly driven by an approximate 6.0% consumption growth and a 2.5% tariff increase effective as of 1 September 2003 (the introduction of the Renewable Levy, 0.8%, affected positively the operating costs). Transmission Grid revenues amounted to Euro 239 million
- Total operating expenses, excluding depreciation, increased by 14.6% to Euro 2,743 million. The increase is limited to 7.6% if transmission system usage fees are excluded (see note below).

  - Total payroll expenses increased by 6.9% to Euro 1.079 million. Payroll costs are inclusive of a Euro 28.5 million bonus to employees as approved by the AGM in June 2003. Excluding this bonus, and taking into account the capitalized payroll cost, total payroll costs increased by 4.1%. This increase is a combination of the headcount reduction and the collective bargaining agreement and seniority adjustments
  - Fuel costs increased by 3.2% to Euro 752 million
  - Energy purchases increased by 5.4% to Euro 157 million.
  - Other operating expenses, before Transmission Grid Fees, increased by 17.2%, reflecting, inter alia, increased maintenance and materials consumption related to the Olympic Games projects and to development costs in new lignite mines. Transmission Grid Fees amounted to Euro 243 million (said fees were charged effective October 2002).

- Operating expenses are inclusive of extraordinary items of bonus to employees (as explained above), provision for taxes related to the years 1992-1997 and compensation paid as a result of an adverse legal action, totaling Euro 46.4 million.
- EBITDA increased by 11.8% to Euro 1.149 million, driven by revenue growth. EBITDA margin amounts to 29.5% compared to 30% in 2002. Excluding the extraordinary items discussed above, EBITDA margin would have increased to 30.7%
- EBIT increased by 17.8% to Euro 595 million with an EBIT margin of 15.3% compared to 14.8% in 2002.
- Total financial expenses were reduced to Euro 121 million, a 22.9% decrease compared to 2002, mainly as a result of lower net financial expenses of Euro 135 million compared to Euro 215 million in 2002. This 37.2% decrease resulted from lower borrowing levels and lower interest rates
- The share of loss in associated companies of Euro 27 million reflects the loss made in our telecommunications joint venture with Wind, Tellas, which has been in operation since February 2003.
- Pre-tax profits grew by 36.2% to Euro 474 million reflecting mainly the significant EBITDA / EBIT increase and the reduction of total financial expenses
- Net income amounted to Euro 299 million, with earnings per share of Euro 1.3 compared to Euro 1.01 in 2002.

- Net debt decreased to Euro 3,895 million (a reduction of Euro 295 million compared to 31 December 2002) reflecting PPC's positive free cash flow and its continuing efforts to reduce current debt levels

- Capital expenditure for 2003 amounted to Euro 718 million. Main projects include the completion of the Florina lignite power generation plant, Crete power units, increased capacity and reliability of the transmission and distribution networks, as well as the expansion of mines
- The 2002 IFRS Financial Statements included in this press release as a comparison to 2003 IFRS Financial Statements are adjusted for the extra depreciation (Euro 245 million) resulting from the revaluation of PPC's fixed assets
- Current headcount decreased to 28,100 employees (compared to 28,698 employees at the end of 2002) as a result of natural attrition and selective hiring policies

Summary Financials (Unaudited IFRS, Euro million)

Summary Profit and Loss	**2003**	**2002***	**2003 vs 2002 (%)**
Total Revenues	3,891	3,421	13.7%
Total Operating Expenses (excl. depreciation)	2,743	2,393	14.6%
- Total Payroll Expenses	1,079	1,009	6.9%
- Total Fuel Expenses	752	729	3.2%
- Energy Purchases	157	149	5.4%
- Transmission system usage**	243	69	252%
- Other Operating Expenses	512	437	17.2%
EBITDA	1,149	1,028	11.8%
EBITDA margin (%)	29.5%	30%	
Depreciation and Amortisation	554	523	5.9%
Profit from Operations (EBIT)	595	505	17.8%
EBIT margin (%)	15.3%	14,8%	
Total Financial Expenses	121	157	-22.9%
- Net Financial Expenses	135	215	-37.2%
- Foreign Currency Gains/ (Losses)	35	43	-18.6%
- Other Income	6	15	-60%
Share of loss in associated companies	27	-	
Pre-tax Profits	474	348	36.2%
Net Income	299	235	27.2%
EPS (in Euro)	1,3	1,01	28.7%

Summary Balance Sheet and Capex	**2003**	**2002**	**2003 vs 2002 (Δ)**
Net Debt	3,895	4,190	-7%
Total Equity	3,478	3,287	5.8%
Capital Expenditure	718	637	12.7%

*** Adjusted for comparison and discussion purposes only**
**** Fees paid to the Hellenic Transmission System Operator. Said fees started being charged as of October 2002**

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
" PPC's strong operating and financial performance and strong cash flow generation continued in 2003. This resulted to further debt reduction and enables us to propose an increased dividend payment. We remain focused on enhancing shareholder value by capitalizing on growth and improved operating perfomance."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 210 522 5346.

ATHENS, 25 FEBRUARY 2004